================================================================================
               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------


                                  SCHEDULE TO


                                Amendment No. 1



           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934



                               -----------------

                           HAWKER PACIFIC AEROSPACE
                      (Name of Subject Company (Issuer))

                               -----------------

                          LHT ACQUISITION CORPORATION
                            LUFTHANSA TECHNIK AG/ /
                      (Names of Filing Persons (Offeror))

                          Common Shares, No Par Value
                        (Title of Class of Securities)

                                   420123101
                     (CUSIP Number of Class of Securities)

                               -----------------

                               Knut Wiszniewski
                             Lufthansa Technik AG
                              Weg beim Jager 193
                            22335 Hamburg, Germany
                              011-49-40-5070-4014
                (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                               -----------------

                                With a Copy to:

                            Stephen P. Doyle, Esq.
                          Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                            Washington, D.C. 20037
                                (202) 663-6000

                               -----------------

                           CALCULATION OF FILING FEE

================================================================================

               Transaction Valuation*     Amount of Filing Fee
              ---------------------------------------------------
                   $11,163,821.50               $1,027.07
              ---------------------------------------------------


* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 3,435,022 shares of common stock, no par value per share, of Hawker Pacific Aerospace at a purchase price of $3.25 per share, net to the seller in cash. Such number of shares is based on the latest information received from Hawker Pacific Aerospace and assumes (i) 2,744,900 shares outstanding (excluding shares beneficially owned by Lufthansa Technik AG and its affiliates) as of March 5, 2002 and (ii) the exercise of up to 342,406 options to purchase shares of common stock and the exercise of up to 347,716 warrants to purchase shares of common stock.



[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:   $834.78             Filing Parties: LHT Acquisition
                                                              Corporation and Lufthansa
                                                              Technik AG
Form or Registration No.: Schedule TO-T/13E-3 Date Filed:     March 11, 2002


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.
       [_]issuer tender offer subject to Rule 13e-4.
       [X]going-private transaction subject to Rule 13e-3.
       [_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
================================================================================

                                  SCHEDULE TO


   This Amendment No. 1 (this "Amendment") amends and restates the Tender Offer Statement originally filed on March 11, 2002 under cover of Schedule TO (the "Schedule TO-T/13E-3") relating to the offer by LHT Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Lufthansa Technik AG, a corporation organized under the laws of the Federal Republic of Germany ("Parent"), to purchase all issued and outstanding shares of common stock, no par value, of Hawker Pacific Aerospace, a California corporation (the "Company") at a price of $3.25 per share (the "Offer Price"), in cash, without interest thereon. The offer for the Company's common shares also includes common shares issuable upon the exercise of options to purchase common shares. Holders of options having exercise prices per share under the Company's stock option plan or management stock option agreements of less than $3.25 per share will have the opportunity to exercise their options conditionally, so that their exercise will only take effect if the Purchaser accepts their option shares for payment. The Purchaser is offering to pay to the holders of such options the Offer Price less the per share exercise price and any required withholding taxes for each option share purchased in the offer. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 11, 2002 as amended and restated by this Amendment (the "Offer to Purchase") and in the related Letter of Transmittal, which is incorporated hereto by reference to the Schedule TO-T/13E-3 originally filed on March 11, 2002 (which, as amended from time to time, together constitute the "Offer"). The amended and restated Offer to Purchase is filed with this Amendment as Exhibit (a)(1). This Amendment is being filed on behalf of the Purchaser and Parent.



   All information set forth in the Offer to Purchase filed as Exhibit (a)(1) to this Amendment and the Letter of Transmittal, including all schedules and annexes thereto, is incorporated by reference in answer to Items 1 through 13 in this Amendment.


ITEM 1.  SUMMARY TERM SHEET

   The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

   (a) NAME AND ADDRESS. The name of the subject company is Hawker Pacific Aerospace (the "Company"), which is the issuer of the common shares subject to the Offer. The Company's principal place of business is located at 11240 Sherman Way, Sun Valley, California, 91352-4942. The Company's telephone number is (818) 765-6201. The information set forth in the Offer to Purchase under
Section 15 entitled "Certain Information Concerning the Company" is incorporated herein by reference.

   (b) SECURITIES.  The information set forth in the Offer to Purchase under
Section 15 entitled "Certain Information Concerning the Company" is incorporated herein by reference.

   (c) TRADING MARKET AND PRICE. The information set forth in the Offer to Purchase under Section 14 entitled "Price Range of Common Shares; Dividends on Common Shares; Purchases of Common Shares" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

   (a) NAME AND ADDRESS. The names of the filing persons are LHT Acquisition Corporation (the "Purchaser") and Lufthansa Technik AG ("Parent"). The Purchaser's principal place of business located at 6501 East Apache, Suite 206, Tulsa, Oklahoma 74115. The Purchaser's telephone number is (918) 835-4591. Parent's principal place of business is Weg beim Jager 193, D-22335 Hamburg, Germany. Parent's telephone number is (011) 49-40-5070-4014. The information about the Purchaser and Parent provided in the Offer to

Purchase under Section 1 entitled "Background of the Offer; Contacts with the Company," Section 8 entitled "Interests of Certain Persons in the Transaction,"
Section 16 entitled "Certain Information Concerning the Purchaser, Parent and DLH" and Schedule I is incorporated herein by reference.

   (b) BUSINESS AND BACKGROUND OF ENTITIES. The information about the Purchaser and Parent set forth in the Offer to Purchase under Section 1 entitled "Background of the Offer; Contacts with the Company," Section 16 entitled "Certain Information Concerning the Purchaser, Parent and DLH" and
Schedule I is incorporated herein by reference.

   (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information provided in the Offer to Purchase under Section 16 entitled "Certain Information Concerning the Purchaser, Parent and DLH" and Schedule I is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

   (a) MATERIAL TERMS. The information set forth in the Offer to Purchase under the captions "Summary Term Sheet," "Introduction," "Special Factors" and "The Tender Offer," including Section 1 entitled "Background of the Offer; Contacts with the Company," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," Section 3 entitled "Position of Parent and the Purchaser Regarding Fairness of the Offer," Section 4 entitled "Purpose, Alternatives and Reasons of the Purchaser and Parent; Plans for the Company," Section 5 entitled "Rights of the Shareholders in the Offer and Merger," Section 7 entitled "Certain Effects of the Transaction; Possible Effect of the Offer on the Market for the Common Shares; Exchange Act Registration; Margin Regulations," Section 8 entitled "Interests of Certain Persons in the Transaction," Section 9 entitled "Terms of the Offer," Section 10 entitled "Procedures for Tendering Shares," Section 11 entitled "Withdrawal Rights," Section 12 entitled "Acceptance for Payment and Payment," Section 12 entitled "Certain U.S. Federal Income Tax Consequences," Section 18 entitled "Certain Agreements," Section 19 entitled "Certain Conditions of the Offer," and Section 21 entitled "Certain Legal Matters" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

   (a) - (b) TRANSACTIONS AND SIGNIFICANT CORPORATE EVENTS. The information set forth in the Offer to Purchase under Section 1 entitled "Background of the Offer; Contacts with the Company," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," Section 3 entitled "Positions of Parent and the Purchaser Regarding Fairness of the Offer,"
Section 4 entitled "Purpose, Alternatives and Reasons of the Purchaser and Parent; Plans for the Company," Section 8 entitled "Interests of Certain Persons in the Transaction," Section 15 entitled "Certain Information Concerning the Company," Section 16 entitled "Certain Information Concerning the Purchaser, Parent and DLH" and Section 18 entitled "Certain Agreements" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

   (a) PURPOSES. The information set forth in the Offer to Purchase under the caption entitled "Summary Term Sheet," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," Section 4 entitled "Purpose, Alternatives and Reasons of the Purchaser and Parent; Plans for the Company," and Section 7 entitled "Certain Effects of the Transaction; Possible Effects of the Offer on the Market for the Common Shares; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

   (c)(1) - (7) PLANS. The information set forth in the Offer to Purchase under the caption entitled "Summary Term Sheet," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," Section 4 entitled

"Purpose, Alternatives and Reasons of the Purchaser and Parent; Plans for the Company," and Section 7 entitled "Certain Effects of the Transaction; Possible Effects of the Offer on the Market for the Common Shares; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   (a), (b), (d) SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS. The information contained in the Offer to Purchase under Section 17 entitled "Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

   (a) SECURITIES OWNERSHIP. The information contained in the Offer to Purchase under Section 8 entitled "Interests of Certain Persons in the Transaction," Section 14 entitled "Price Range of Common Shares; Dividends on Common Shares; Purchases of Common Shares," Section 15 entitled "Certain Information Concerning the Company," and Section 16 entitled "Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

   (b) SECURITIES TRANSACTIONS. The information contained in the Offer to Purchase under Section 14 entitled "Price Range of Common Shares; Dividends on Common Shares; Purchases of Common Shares" is incorporated herein by reference.

ITEM 9  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

   (a) SOLICITATIONS OR RECOMMENDATIONS. The information contained in the Offer to Purchase under Section 6 entitled "Reports, Opinions, Appraisals and Negotiations" and Section 22 entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

   (a) - (b) FINANCIAL INFORMATION; PRO FORMA INFORMATION. Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

   (a) AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS. The information contained in the Offer to Purchase under Section 7 entitled "Certain Effects of the Transaction; Possible Effect of the Offer on the Market for Common Shares; Exchange Act Registration; Margin Regulations," Section 18 entitled "Certain Agreements" and Section 21 entitled "Certain Legal Matters" is incorporated herein by reference.

   (b) OTHER MATERIAL INFORMATION. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS


  Exhibit No.   Description
  -----------   -----------
Exhibit (a)(1)  Offer to Purchase, dated as of April 2, 2002
Exhibit (a)(2)  Letter of Transmittal*
Exhibit (a)(3)  Notice of Guaranteed Delivery*
Exhibit (a)(4)  Notice of Conditional Exercise*
Exhibit (a)(5)  Instructions for Conditional Exercise*
Exhibit (a)(6)  Memorandum to Eligible Option Holders*
Exhibit (a)(7)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
Exhibit (a)(8)  Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
                Other Nominees*
Exhibit (a)(9)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
Exhibit (a)(10) Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax
                Withholding on Form W-8BEN*
Exhibit (a)(11) Text of Joint Press Release issued by Lufthansa Technik AG, LHT Acquisition Corporation and Hawker Pacific Aerospace on March 8, 2002**
Exhibit (a)(12) Summary Advertisement, published March 11, 2002*
Exhibit (c)(1)  Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated March 7,
                2002***
Exhibit (c)(2)  Presentation Materials of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated
                March 7, 2002****
Exhibit (d)(1)  Agreement and Plan of Merger, dated as of March 7, 2002, among Lufthansa Technik AG,
                LHT Acquisition Corporation and Hawker Pacific Aerospace*
Exhibit (d)(2)  Agreement for Non-Use and Disclosure of Confidential Information, dated as of February 28,
                2002, among Lufthansa Technik AG and Hawker Pacific Aerospace*
Exhibit (f)(1)  Chapter 13 of the General Corporation Law of the State of California (regarding appraisal rights)*****


--------

* Incorporated by reference to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 11, 2002.


** Incorporated by reference to the Schedule TO-C filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 8, 2002.


***  Incorporated by reference to Exhibit (a)(12) to Amendment No. 1 to the
     Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.


**** Incorporated by reference to Exhibit (a)(15) to Amendment No. 1 to the
     Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.


*****Incorporated by reference to Schedule A of the Offer to Purchase dated
     April 2, 2002 and filed as Exhibit (a)(1) hereto.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

   This Offer constitutes a "going private" transaction within the meaning of Rule 13E-3. As such, the following sets forth that information required by
Schedule 13E-3 that has not already been provided above in Items 1 through 12 of this Schedule TO.

  ITEM 2 of Schedule 13E-3.  SUBJECT COMPANY INFORMATION

   (d) DIVIDENDS. The information contained in Section 14 entitled "Price Range of Common Shares; Dividends on Common Shares; Purchases of Common Shares" and the subsection of Section 14 entitled "Purchases of common shares" is incorporated herein by reference.

   (e) PRIOR PUBLIC OFFERINGS.  Not Applicable.

   (f) PRIOR STOCK PURCHASES. The information contained under the subsection entitled "Privately negotiated transactions" in Section 1 entitled "Background of the Offer; Contacts with the Company," and in Section 14 entitled "Price Range of Common Shares; Dividends on Common Shares; Purchases of Common Shares" and the subsection of Section 14 entitled "Purchase of common shares" is incorporated herein by reference.


  ITEM 4 of Schedule 13E-3.  TERMS OF THE TRANSACTION

   (c) DIFFERENT TERMS. The information set forth in the Offer to Purchase under Section 8 entitled "Interests of Certain Persons in the Transaction" is incorporated herein by reference.

   (d) APPRAISAL RIGHTS. The information set forth in the Offer to Purchase under Section 5 entitled "Rights of Shareholders in the Offer and Merger,"
Section 21 entitled "Certain Legal Matters" and Schedule A is incorporated herein by reference.

   (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The information set forth in the Offer to Purchase under the caption "Summary Term Sheet," Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," Section 3 entitled "Position of Parent and the Purchaser Regarding Fairness of the Offer" and Section 6 entitled "Reports, Opinions, Appraisals and Negotiations" is incorporated herein by reference.

   (f) ELIGIBILITY FOR LISTING OR TRADING.  Not applicable.

  ITEM 5 of Schedule 13E-3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
                           AGREEMENTS

   (c), (e) NEGOTIATIONS OR CONTACTS; AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the Offer to Purchase under
Section 1 entitled "Background of the Offer; Contacts with the Company,"
Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," Section 3 entitled "Positions of Parent and the Purchaser Regarding Fairness of the Offer," Section 4 entitled "Purpose, Alternatives and Reasons of the Purchaser and Parent; Plans for the Company," Section 8 entitled "Interests of Certain Persons in the Transaction," Section 15 entitled "Certain Information Concerning the Company," Section 16 entitled "Certain Information Concerning the Purchaser, Parent and DLH" and Section 18 entitled "Certain Agreements" is incorporated herein by reference.

  ITEM 6 of Schedule 13E-3.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

   (b), (c)(8) USE OF SECURITIES ACQUIRED; PLANS. The information set forth in the Offer to Purchase under the caption entitled "Summary Term Sheet," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," Section 4 entitled "Purpose, Alternatives and Reasons of the Purchaser and Parent; Plans for the Company," and Section 7 entitled "Certain Effects of the Transaction; Possible Effects of the Offer on the Market for the Common Shares; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

  ITEM 7 of Schedule 13E-3.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

   (a) - (d) PURPOSES; ALTERNATIVES; REASONS; EFFECTS. The information set forth in the Offer to Purchase under the captions "Introduction," "Summary Term Sheet," and "Special Factors," including Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," Section 4 entitled "Purpose, Alternatives and Reasons of the Purchaser and Parent; Plans for the Company," and Section 7 entitled "Certain Effects of the Transaction, Possible Effect of the Offer on the Market for the Common Shares; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

  ITEM 8 of Schedule 13E-3.  FAIRNESS OF THE TRANSACTION

   (a) FAIRNESS.  The information set forth in the Offer to Purchase under
Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose,

Reasons and Alternatives of the Company," and Section 3 entitled "Positions of Parent and the Purchaser Regarding Fairness of the Offer" is incorporated herein by reference.

   (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the Offer to Purchase under Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," and Section 3 entitled "Positions of Parent and the Purchaser Regarding Fairness of the Offer" is incorporated herein by reference.

   (c) APPROVAL OF SECURITY HOLDERS. The information set forth in the Offer to Purchase under the caption entitled "Summary Term Sheet," Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company," and Section 3 entitled "Positions of Parent and the Purchaser Regarding Fairness of the Offer" is incorporated herein by reference.

   (d) UNAFFILIATED REPRESENTATIVE. The information set forth in the Offer to Purchase under Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company" and Section 3 entitled "Position of Parent and the Purchaser Regarding Fairness of the Offer" is incorporated herein by reference.

   (e) APPROVAL OF DIRECTORS. The information set forth in the Offer to Purchase under Section 2 entitled "Fairness of the Offer, Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company" and Section 3 entitled "Position of Parent and the Purchaser Regarding Fairness of the Offer" is incorporated herein by reference.

   (f) OTHER OFFERS.  The information set forth in the Offer to Purchase under
Section 2 entitled "Fairness of the Offer, Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company" and Section 3 entitled "Position of Parent and the Purchaser Regarding Fairness of the Offer" is incorporated herein by reference.

  ITEM 9 of Schedule 13E-3.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS


   (a) - (c) REPORT, OPINION OR APPRAISAL; PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL; AVAILABILITY OF DOCUMENTS. The information contained in the Offer to Purchase under Section 6 entitled "Reports, Opinions, Appraisals and Negotiations" is incorporated herein by reference. The Fairness Opinion and Presentation Materials of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., which are filed as Exhibits (a)(12) and (a)(15) respectively to Amendment No. 1 to the Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002, are incorporated herein by reference.


  ITEM 10 of Schedule 13E-3.  SOURCE AND AMOUNT OF FUNDS

   (c) EXPENSES.  The information contained in the Offer to Purchase under
Section 22 entitled "Fees and Expenses" is incorporated herein by reference.

  ITEM 12 of Schedule 13E-3.  THE SOLICITATION OR RECOMMENDATION

   (d) - (e) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION; RECOMMENDATION OF OTHERS. The information set forth in the Offer to Purchase under the captions entitled "Introduction" and "Summary Term Sheet" and in
Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of the Company" is incorporated herein by reference.

  ITEM 13 of Schedule 13E-3.  FINANCIAL STATEMENTS

   (a) FINANCIAL INFORMATION. The audited financial statements for the Company's 1999 and 2000 fiscal years are incorporated herein by reference beginning on page 21 of the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission (the "Commission") on March 16, 2001. The Company's quarterly report on Form 10-Q reporting the results of the nine-month period ended September 30, 2001 and filed with the Commission on November 14, 2001 is expressly incorporated herein by reference.

   (b) PRO FORMA INFORMATION.  Not applicable.

  ITEM 14 of Schedule 13E-3.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR
                        USED
   (b) EMPLOYEES AND CORPORATE ASSETS. The information contained in the Offer to Purchase under Section 6 entitled "Reports, Opinions, Appraisals and Negotiations" and Section 22 entitled "Fees and Expenses" is incorporated herein by reference.

                                  SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 2, 2002


                                               LHT ACQUISITION CORPORATION

                                               By: /s/  KNUT WISZNIEWSKI
                                                   -----------------------------
                                                   Name: Knut Wiszniewski
                                                   Title:  President


Dated: April 2, 2002


                                               LUFTHANSA TECHNIK AG

                                               By: /s/  KNUT WISZNIEWSKI
                                                   -----------------------------
                                                   Name: Knut Wiszniewski
                                                   Title:  Director of Finance


                                               By: /s/  PETRA FELLHOELTER
                                                   -----------------------------
                                                   Name: Petra Fellhoelter
                                                   Title:  Senior Manager of
                                                   Finance

                               INDEX TO EXHIBITS


  Exhibit No.   Description
  -----------   -----------

Exhibit (a)(1)  Offer to Purchase, dated as of April 2, 2002

Exhibit (a)(2)  Letter of Transmittal*

Exhibit (a)(3)  Notice of Guaranteed Delivery*

Exhibit (a)(4)  Notice of Conditional Exercise*

Exhibit (a)(5)  Instructions for Conditional Exercise*

Exhibit (a)(6)  Memorandum to Eligible Option Holders*

Exhibit (a)(7)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

Exhibit (a)(8)  Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
                Other Nominees*

Exhibit (a)(9)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

Exhibit (a)(10) Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax
                Withholding on Form W-8BEN*

Exhibit (a)(11) Text of Joint Press Release issued by Lufthansa Technik AG, LHT Acquisition Corporation and Hawker Pacific Aerospace on March 8, 2002**

Exhibit (a)(12) Summary Advertisement, published March 11, 2002*

Exhibit (c)(1)  Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated March 7,
                2002***

Exhibit (c)(2)  Presentation Materials of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated
                March 7, 2002****

Exhibit (d)(1)  Agreement and Plan of Merger, dated as of March 7, 2002, among Lufthansa Technik AG,
                LHT Acquisition Corporation and Hawker Pacific Aerospace*

Exhibit (d)(2)  Agreement for Non-Use and Non-Disclosure of Confidential Information, dated as of
                February 28, 2002, among Lufthansa Technik AG and Hawker Pacific Aerospace*

Exhibit (f)(1)  Chapter 13 of the General Corporation Law of the State of California (regarding appraisal rights)*****

--------

* Incorporated by reference to the Schedule TO-T/13E-3 filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 11, 2002.


** Incorporated by reference to the Schedule TO-C filed by LHT Acquisition Corporation and Lufthansa Technik AG on March 8, 2002.


***  Incorporated by reference to Exhibit (a)(12) to Amendment No. 1 to the
     Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.


**** Incorporated by reference to Exhibit (a)(15) to Amendment No. 1 to the
     Schedule 14D-9 filed by Hawker Pacific Aerospace on April 2, 2002.


*****Incorporated by reference to Schedule A of the Offer to Purchase dated
     April 2, 2002 and filed as Exhibit (a)(1) hereto.